

November 4, 2011

Via E-mail
Jean Perrotti
Chief Financial Officer
Superclick, Inc.
300-10222 St. Michel
Montreal, Quebec
Canada H1H-5H1

> **Re:** **Superclick, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 25, 2011**
> **File No. 000-51756**

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 2, page 27

Background, page 27

1. You disclose on page 28 that you received an all cash preliminary indication of interest from Company 4 at the high end of the $0.20 to $0.30 range. Revise to disclose the specific date in late June 2011 you received the indication of interest from Company 4, and also disclose the specific per share amount, or range, indicated. In addition, explain why the board determined there was a material risk with the indication of interest from Company 4 related to the party not having fully undertaken a due diligence process, given your disclosure that Company 4 requested a month to do due diligence. Explain why the board deemed the risk of delaying discussions with AT&T too great, thereby ceasing negotiations with Company 4. Finally, briefly identify and discuss your "existing legal matters" referenced on page 28.

2. Revise your disclosure on page 29 to provide more insight into the agreement by the parties to accept the merger consideration price of $0.268 per share. For instance, disclose the parties involved in the "extensive discussion" about the exploration of various alternatives, disclose the various alternatives considered and explain the significance of the removal of the requirement of cash or cash equivalents required at closing in the determination of the per share merger consideration.

3. Briefly explain why you engaged Vantage Point to perform a valuation analysis in February 2010.

Reasons for the Merger, page 31

4. Revise to disclose the closing price per share of your common stock on September 23, 2011.

5. Please revise your disclosure under the reasons for the merger to more fully convey to stockholders your reasons for merging at this time, with AT&T in particular, and on the agreed terms. Describe in specific terms what it was about each factor that supports or does not support the Board's decision. For example:

   • Specifically discuss how the Nomadix litigation was considered in the evaluation of the merger agreement; and

   • Provide context for the board's view that the merger would resolve a "material dispute" between Superclick and a third party. Please briefly discuss the dispute, thereby identifying the third party and discussing the board's reasons behind their view that none of the other potential suitors would have been able to resolve the dispute

Opinion of Financial Advisor to Superclick, page 33

Financial Analyses by Financial Advisor, page 35

6. Under the Market Transaction Analysis, disclose the transactions observed by Vantage Point involving businesses reasonably similar to Superclick. Disclose why Vantage Point determined the transactions were comparable. For each transaction, disclose the specific data used to calculate the transaction values and resulting multiples.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        George E. Greer, Esq.
        Orrick, Herrington & Sutcliffe LLP

        Joel Mayersohn, Esq.
        Roetzel & Andress, LPA